Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: ANB Holdings, Inc.
Commission File No.: 001-35095
Date: January 10, 2025
Set forth below is an internal newsletter to employees of ANB Holdings, Inc. regarding the proposed merger of ANB Holdings, Inc., with and into United Community Banks, Inc.

This summary offers a quick overview of the key benefits available to you by United Community, designed to support your health, financial well-being, and overall quality of life.
United offers comprehensive coverage for eligible medical services (such as doctor’s office visits, specialist care, or a hospital stay), prescription drugs, and behavioral health, and includes the following types of health care coverage options:
•HDHP, EPO, and PPO plans with open access medical benefits
•One or more options offering both in- and out-of-network benefit
•HSA-qualified High Deductible Health Plan (HDHP) coverage options with competitive employer contribution through HSA Bank
•Pharmaceutical plan co-payments, delivery, and 90-day supply options
•Free telemedicine visits through MDLive (HDHP excluded)
Dental Benefits
Coverage Provided by: Cigna Healthcare
With multiple plan options to fit your family’s needs, United offers plans including:
•Preventative services: Up to 100% with no deductible
•Basic services: Up to 80% after deductible
•Major services: Up to 50% after deductible
•Orthodontia: Up to 50% with no deductible up to $1,000 orthodontia lifetime max
Dental benefit maximum: Up to $1250 of eligible dental expenses per person per calendar year
Vision Benefits
Coverage Provided by: VSP Choice Network
With multiple plan options to fit your family’s needs, United offers plans including:
•Exam: Up to 100% with no deductible
•Frames/Lenses: Coverage up to $10 copay every 12 months with $300 allowance
•Contact Lenses: Up to $300 allowance every 12 months
* Using a provider that is out-of-network, you may experience higher costs
Group Life/AD&D
Coverage Provided by: UNUM
Company Funded Life Insurance Benefit
United pays 100% of the Basic Term Life and Accidental Death and Dismemberment (AD&D) premium for all benefit-eligible employees.
•Basic Life Insurance Benefit: 3 times our Basic Annual Salary (rounded to the next highest $1,000) to a maximum of $300,000.
Accidental Death Benefit (AD&D)
If a death is the result of an accident, the beneficiary will receive an additional amount equal to your Life Insurance in force.

Voluntary Life
Coverage Provided by: UNUM
Voluntary Employee Life/AD&D Insurance Benefit
Additional life insurance can be purchased for you and your eligible family members.
For Employees: Increments of $10,000 up to a maximum of $500,000 (the lesser of 5x salary)
For Spouses: Increments of $5,000 up to a maximum of $250,000—not to exceed 50% of the employee supplemental life amount
For Children: Coverage is available for $10,000 per child to age 26
Short-term Disability
Coverage Provided by: UNUM
Company Paid Short-term Disability
•60% of basic weekly earnings up to $2,000 per week
•Benefit payments paid weekly with a 13-week maximum
Long-term Disability
Coverage Provided by: UNUM
Company Paid Long-term Disability
•60% of employee’s monthly salary up to $10,000
•Benefit payments paid for the duration of disability or until you qualify for Social Security benefit
Health Savings Account
Coverage Provided by: HSA Bank
2025 IRS Annual Maximum Contributions:
Individual: $4,300
Family: $8,550
Catch Up Contributions for age 55 and older for the account holder: $1,000
United Community Contribution:
Employee: Up to $500 annually
Employee + Dependents: Up to $1,000 annually
Flexible Spending Accounts
Coverage Provided by: Ameriflex
There are three types of Flexible Spending Accounts available to you: a Healthcare Spending Account, a Limited Purpose Healthcare Spending Account for HSA participants, and a Dependent Care Spending Account (Child Daycare Expenses or Elder Care Expenses).
2025 IRS Annual Maximum Contributions:
Healthcare & LPF FSA: $3,300
Dependent Care: $5,000
The maximum carryover amount for 2025 is $660.
Voluntary Plans
Coverage Provided by: Ameriflex
Accident & Critical Illness
Coverage Provided By: UNUM
Wellness Benefit: $50 per year per person covered
Identity Theft
Coverage Provided By: Allstate
Wellness Benefit: $50 per year per person covered
Pet Insurance
Coverage Provided By: Nationwide
Coverage can be added or removed throughout the year

401(k) Retirement Plan
Coverage Provided by: T. Rowe Price
United’s retirement savings plan is administered by T. Rowe Price. Participants may make pre-tax contributions to a traditional 401(k) or after-tax contributions to a Roth 401(k) retirement account up to the annual maximum amount allowed by the Internal Revenue Code. The company matches dollar for dollar contributed up to 5% of salary with 100% vesting.
Early Retiree Medical Coverage
Coverage Provided by: Cigna
United offers employees a voluntary Retirement Health Benefit program based on the employee’s years of service and age. Medical benefit would be available to the employee and their dependents who were previously covered until the employee is first eligible for Medicare benefit.
Employee Assistance Program
Coverage Provided by: HealthAdvocate
The EAP is available to all employees and immediate family members through Unum. It is a completely confidential counseling program that covers issues such as marital and family concerns, depression, substance abuse, grief and loss, financial entanglements, and other personal issues. HealthAdvocate’s EAP program provides work-life balance resources to help you achieve your goals in and out of the workplace.
Employee Assistance Fund
Coverage Provided by: America’s Charities
Empowering communities and our people is at the heart of United. In partnership with America’s Charities, United’s EAF program, Here For U, is to help you cope with unexpected hardships that place undue financial stress on you and your family by allowing you to apply for tax free funds for qualified hardships.
Paid Time Off
Vacation Days: Based on years of service
Sick Time: 7 days accrued annually and continue to accrue up to 30 days
Personal Days: 7 days provided and 1 Holi-yay provided annually
Volunteer Time: 8 hours provided for volunteering at a 501c(3) of your choice
United also provides supplemental time off policies such as, Military Leave, Bereavement Leave, Jury Duty, Witness Duty, Marriage Leave and Voting Time.
Holidays
United provides 11 days of paid time off from work annually in observance of federal holidays.
•New Year’s Day    • Juneteenth    • Veterans Day
•Martin Luther King Day    • Independence Day    • Thanksgiving Day
•Presidents’ Day    • Labor Day    • Christmas Day
•Memorial Day    • Columbus Day
Employee Discounts
Coverage Provided by: Benefit Hub
Enjoy discounts, rewards, and perks on thousands of the brands you love in a variety of categories like: travel, auto, electronics, apparel, local deals, education, entertainment, restaurants, health and wellness, beauty and spa, tickets, and sports and outdoors.
Parental Leave
United Community offers company paid parental leave for new and adopting parents.
Eligibility: Available to full and part-time employees with one year of service
Paid Time Off: Birth mothers and adoptive parents are eligible for 8 weeks of 100% base pay continuation. Fathers may take up to 4 weeks of paid leave.
Sick Time Donation
United Community offers donated sick time to employees who have exhausted their time off due to a continuous extended illness of an immediate family member and/or to employees who have an ongoing critical illness that requires intermediate time away.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the Merger, United will file with the SEC a registration statement on Form S-4 that will include a proxy statement of ANB Holdings to be sent to ANB Holdings’ shareholders seeking their approval of the Merger Agreement. The registration statement also will contain the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF ANB HOLDINGS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, ANB HOLDINGS AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com or from ANB Holdings at www.americannationalbank.com Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., 200 East Camperdown Way, Greenville, South Carolina 29601, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or ANB Holdings, Inc., 4301 North Federal Highway, Oakland Park, Florida 33308, Attn: Ginger Martin, Telephone: (954) 267-8108.

PARTICIPANTS IN THE TRANSACTION

United, ANB Holdings and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from ANB Holdings’ shareholders in favor of the approval of the Merger Agreement. Information about such directors and executive officers of United and their direct or indirect interests, by security holdings or otherwise, can be found under the headings “Director Compensation,” “Director Independence,” “Executive Compensation,” and “Security Ownership” in United’s definitive proxy statement in connection with its 2024 annual meeting of shareholders, as filed with the SEC on April 2, 2024 (available at: https://www.sec.gov/Archives/edgar/data/857855/000110465924042444/tm248368d7_def14a.htm), and other documents subsequently filed by United with the SEC. To the extent holdings of United common stock by its directors or executive officers have changed since the amounts set forth in United’s definitive proxy statement in connection with its 2024 annual meeting of shareholders, such changes have been or will be reflected in filings with the SEC on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership) or Form 5 (Annual Statement of Beneficial Ownership of Securities) (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0000857855&entityName=UNITED%2520COMMUNITY%2520BANKS%2520INC%2520(UCB%252C%2520UCB-PI)%2520(CIK%25200000857855)). Further information regarding the direct or indirect interests of the directors and executive officers of United, along with information about the directors and executive officers of ANB Holdings and their direct or indirect interests and information regarding the interests of other persons who may be deemed participants in the solicitation, may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available. Free copies of this document may be obtained as described above.